[CUNA Mutual Insurance Society letterhead]

                                January 21, 2009

VIA EDGAR
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Ultra Series Fund ("Registrant")
       File Nos. 002-87775 and 811-04815

Dear Ms. White:

We respond to oral comments of the Staff given on January 9, 2009 regarding the Registration Statement on Form N-1A ("Registration Statement") of the Registrant, which was filed on December 18, 2008 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended.

1. Comment: State that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available
    (i) in the Fund's SAI; and (ii) on the Fund's website, if applicable, in accordance with Item 4(d) of Form N-1A.

    Response: Registrant has added disclosure as follows:

       DISCLOSURE OF PORTFOLIO INFORMATION

       The Ultra Series Fund may make selective disclosure of portfolio information to various service providers. For more information on these disclosures, please refer to the SAI.

2. Comment: Provide descriptions of principal risks for each fund, rather than cross referencing descriptions for other funds.

    Response: Registrant has complied with this request.

3. Comment: Provide disclosure regarding the two levels of fees with respect to the fund of funds in the body of the prospectus disclosure rather than only in a footnote.

    Response: Registrant has amended the preamble to the expense table as follows (marked to show the change):

       Set forth in the table below are the estimated annual operating expenses for the Class II shares of each fund for the current fiscal year. Because the Conservative Allocation, Moderate Allocation and Aggressive Allocation Funds (collectively, "Target Allocation Funds") and the Target Retirement 2020, Target Retirement 2030 and Target Retirement 2040 Funds (collectively "Target Retirement Funds") invest primarily in other mutual funds, investments in those funds bear the expenses of both the funds and the underlying funds. Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

4. Comment: Do or do not use quotation marks consistently around the term "fund of funds".

    Response: Registrant has complied with this request.

5. Comment: It is inappropriate to indicate the Moderate Allocation Fund is suitable for investors who are more concerned with stability than with growth, because the Fund may invest up to 80% of its assets in equity securities.

    Response: Registrant has amended the disclosure to indicate the Fund is suitable for investors who "have a longer investment time horizon and are willing to accept moderate risk for the potential of higher long-term returns."

6. Comment: Because the Small Cap Value Fund may invest up to 20% of its assets in foreign securities, describe the risks of investing in foreign securities in the prospectus rather than just in the statement of additional information.

    Response: Registrant has added the following disclosure to the Small Cap Value Fund in the prospectus:

       Investing in FOREIGN SECURITIES involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S dollar denominated securities. These risks may make the fund more volatile than a comparable domestic stock fund. For example, foreign securities are typically subject to:

       o  Fluctuations in currency exchange rates.
       o Higher trading and custody charges compared to securities of U.S. companies.
       o Different accounting and reporting practices than U.S. companies. As a result, it is often more difficult to evaluate financial information from foreign issuers. Also, the laws of some foreign countries limit the information that is made available to investors.
       o  Less stringent securities regulations than those of the U.S.
       o  Potential political instability.
       o Potential economic instability. The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuations.

       The risks of international investing are higher in emerging markets such as those of Latin America, Africa, Asia and Eastern Europe.

7.  Comment: Change the word "None" to "N/A" after "Transaction Expenses".

    Response: Registrant has complied with this request.

8. Comment: Remove the column "Total Annual Direct Fund Operating Expenses" and change the heading in the last column to "Total Annual Fund Operating Expenses" as indicated in Item 3 of Form N-1A.

    Response: Registrant has complied with this request.

9. Comment: Revise the last sentence of the paragraph under "Distribution and Service Plan" to be more consistent with the language of Item 7(b)(2) of Form N-1A.

    Response: Registrant has replaced the last sentences as follows:

       Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment in Class II shares and will cost you more than a class of shares with no sales charges.

10. Comment: Add disclosure regarding the information sharing requirements of Rule 22c-2.

    Response: Registrant has added the following disclosure:

       The Trust has entered into agreements with the insurance companies and retirement plans that invest in the funds under which the insurance companies and retirement plans must, upon request, provide certain information about the allocation activity of individual owners and participants, as applicable, and, if requested by the Trust, restrict or prohibit further allocations to the Trust by individual owners or participants identified by the Trust as violating its frequent trading policies.

11. Comment: Define the terms "Target Date Funds" and "Target Allocation Funds".

    Response: Please see Registrants response to Comment #3.

12. Comment: Check the management fees listed for the International Stock and Global Securities Funds in the "Investment Adviser" section.

    Response: Registrant has corrected the fees disclosed.

13. Comment: Disclose the information required by Item 1(b)(1) of Form N-1A.

    Response: Registrant has added the following disclosure:

       Because shares of the funds are not available directly to the public, the funds do not maintain a website on which their SAI and shareholder reports are available.

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (608)
231-7495.

                                                      Very truly yours,

                                                      /s/Kerry A. Jung

                                                      Kerry A. Jung
                                                      Lead Attorney